

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 6, 2009

Via U.S. Mail and Fax (604) 408-9301
Mr. Harpreet Janda
Chief Financial Officer
Arris Resources, Inc.
1250 West Hastings Street
Vancouver, British Columbia
Canada V6E 2M4

> **Re:**   **Arris Resources, Inc.**
> **Form 20-F for the Fiscal Year Ended December 31, 2007**
> **Filed June 27, 2008**
>
> **File No. 0-29208**

Dear Mr. Janda:

   We have reviewed your response letter dated November 25, 2008 and have the following comment. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 20-F for the fiscal year ended December 31, 2007

Item 15. Controls and Procedures, page 31

1.   We note your amended Form 20-F/A filed November 25, 2008. Please further amend your Form 20-F/A to comply with Items 307 and 308T(a)(3) of Regulation S-K and disclose (1) management's conclusion regarding the effectiveness of your disclosure controls and procedures; and (2) management's conclusion regarding the effectiveness of your internal control over financial reporting. In both cases, this should include a definitive statement confirming whether disclosure controls and procedures and internal control over financial reporting are effective or ineffective. Also, we note your disclosure that a weakness existed due to a lack of segregation of duties. Please expand your disclosure to further describe this material weakness and to ensure that all identified weaknesses are disclosed in your amended filing.

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        You may contact Bob Carroll at (202) 551-3362 or Sandy Eisen at (202) 551-3864 if you have questions regarding comments on the financial statements and related matters.

                                Sincerely,

                                /s/ Brad Skinner for

                                Chris White
                                Branch Chief